UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB/A

AMENDMENT NO. 19

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

ProSiebenSat.1 Media SE

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

MFE – MediaForEurope N.V.

(Name of Person(s) Furnishing Form)

Registered Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Fedele Confalonieri, Chairman

Viale Europa 46

Cologno Monzese

20093 Milan

+39 02 2514 9588

with a copy to:

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 8, 2025

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	Description

(a) Exhibit 99.1	Announcement pursuant to Section 23 Para. 1 Sentence 1 No. 1 of the German Securities Acquisition and Takeover Act, dated August 7, 2025 (English translation)

(b) Not applicable.

Item 2. Informational Legends

The required legends have been included in the documents filed as exhibits hereto.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description

(1) Not applicable.

(2) Not applicable.

(3) Exhibit 99.2	Power of Attorney, dated April 10, 2025

PART III – CONSENT TO SERVICE OF PROCESS

MFE – MediaForEurope N.V. filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on a Form F-X on March 31, 2025.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFE – MediaForEurope N.V.

Date: 8 August 2025	By:	/s/ Sara Alberton
Name: Sara Alberton
Title: Attorney

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned each hereby constitutes and appoints Marco Giordani, Emanuela Bianchi and Sara Alberton, and each of them, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of the undersigned as an individual or in the undersigned’s capacity as an officer, director, board member, or other representative, as applicable, of any corporation, limited liability company or other entity, pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and the Investment Advisers Act of 1940, in each case as amended from time to time, and any and all rules and regulations of the United States Securities and Exchange Commission promulgated thereunder, or pursuant to any U.S. state securities or “blue sky” law, or the rules of any U.S. national securities exchange, registered securities association, or other self-regulatory organization (collectively, “U.S. Securities Laws and Rules”), under seal or otherwise, and to acknowledge and file or furnish the same, with all exhibits thereto, and any other documents in connection therewith, with the United States Securities and Exchange Commission, and with any other entity, when and if such execution, acknowledgment, and filing or furnishing is mandated by the U.S. Securities Laws and Rules, or any of them, as applicable, granting unto said attorney-in-fact the full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, to fulfill the foregoing purposes, to the full extent that the undersigned might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of April, 2025.

By:	/s/ Pier Silvio Berlusconi
Name: Pier Silvio Berlusconi
Title: Chief Executive Officer